INVEST IN **NECOTECH**

Creating sustainable infrastructure using recycled waste materials



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necotechusa.com   Delaware OH

Hardware · Technology · Infrastructure · Sustainability · Engineering

LEAD INVESTOR

Ken Wentworth "Mr. Biz"

I have been following the necoTECH journey since I first saw Steve (founder) present at a local pitch event. From that event, I befriended Steve to learn more about his vision. From there, I have been in regular contact with him to discuss the necoTECH journey. Based on the groundwork Steve has built & the government contracts he & his team have subsequently secured, I'm supremely confident in their ability to continue growing/scaling this much-needed concept! Green-concept projects are not only needed, but required, as well continue navigating our global future and necoTECH delivers this on multiple fronts! Let's necoTECH!!

Invested $25,000 this round

Highlights

1. Products are proven in military applications and have been awarded 6 Air Force Contracts!

2. We have Research & Development Agreements with NASA, U.S. Air Force, & U.S. Army Corps of Engineers.

2. We have Research & Development Agreements with NASA, U.S. Air Force, & U.S. Army Corps of Engineers.

3. Licensed 4 patents from the national labs including USACE, AFCEC, & NASA.

4. 4 technologies selected in the Top 30 for U.S. Air Force Pavement Maintenance & Repair!

5. Working on a vertically integrated solution to divert over 90% of waste from landfills.

6. We're 1 of 2 companies selected in the US to test Recycled Plastic Asphalt by NCAT.

7. Multiple national partners in order to scale technologies across the US.

8. Currently have 7 technologies that utilize waste materials, sequester CO_2, & improve performance.

Our Team



Steve Flaherty, MBA Founder & CEO

Steve is a mission driven entrepreneur with a track record of successful enterprises in his career. Between a "whatever it takes" mentality and rapid execution, Steve has helped lead neco into one of the fastest growing cleantech startups in the U.S.

It all started with our recycled plastic asphalt as a viable solution for plastic waste. As the climate crisis grew, we quickly recognized the need for other solutions and started working on sustainable concrete and waste diversion solutions. Now we have assembled a suite of technologies that can truly make a large impact on the waste problem!



Ken Hasty Director of Sales

Ken brings decades of success in high-growth sales, sales management, scaling sales teams, as well as executive management. He is skilled in helping build companies ranging from startups to Fortune 500 companies.



John Whittington Director of Engineering

John has over 30 years of experience in engineering and facility management. He brings years of guidance and mechanical thought leadership to neco as we build out our systems and technologies.



Cheryl Hutchinson Director of Operations

"Controller of chaos" at necoTECH who helps keep all functions on time and within budget. Spent over a decade boosting efficiencies and establishing best practices for companies ranging from tiny startups to Fortune 100 corporations.



Zac Graber Product Manager

Zac is a young but well rounded entrepreneur. He has founded and bootstrapped his own startup, grew and co-raised a large seed round at another, and researched waste management solutions as a President's Prize Fellow at The Ohio State University.

Our Story


Sustainable
Infrastructure
Solutions
necoTECH

neco = "neo" (new) + "eco" (ecological)

necoTECH drives sustainable infrastructure with better and more eco-friendly materials and advanced applications.


We drive sustainable infrastructure with better and more eco-friendly building materials.
We help governments, citizens, and corporations divert their waste from landfills, waterways, and our atmosphere by using our technology to create circular economies and beneficial reuse products.
necoTECH
$2MM+
in total contracts
($12.5M 2022 Projected)
6 Products
→ 2 live in market
→ 4 in R&D
5 Patents
NECO = "neo" (new) + "eco" (ecological)

Sustainability is a hot topic that no one can ignore, and the market will continue to grow because we have a dire need to develop renewable, sustainable solutions. To capture a fair share of this large and growing market, necoTECH is systematically developing a business model that works


Through our portfolio of technologies, we can divert more than 90% of waste away from landfills and recycle it for
RMV Crack Sealing Robot
Live in Market
Robotically cleans, scans, and fills cracks in pavement.
RPMA (Recycled Polymer Modified Asphalt)
Late R&D Phase
Proprietary plastic aggregates and binders made from recycled waste plastics.


use in large-scale infrastructure
projects.
Waste
Building Materials
necoTECH
Hot-Patch-On-Demand
Final R&D Stages
Proprietary system to make hot mix asphalt in minutes to rapidly repair runways and pavement.
NecoCrete
Mid R&D Phase
Sustainable Concrete Technologies:
•Cementless Concrete Material
•Carbon-Sequestering Concrete
• Sustainable Material Mix Concrete

Sustainable infrastructure and waste management are hot topics going into 2022, and necoTECH is poised to seize on these opportunities to help create a cleaner, better world


$12.5M 2022 Projected Revenue (+260% YoY)
6 Products (2 Live in the market, 4 in R&D)
We already have products live in market generating six figure revenue contracts through public and private partnerships
R&D Partnerships
Army Corps of Engineers, ERDC:
Cooperative Research and Development Agreement (CRADA)
United States Air Force Civil Engineering Center (AFCEC):
Cooperative Research and Development Agreement (CRADA)
National Aeronautics and Space Administration (NASA):
Partnership with Marshall Space Flight Center
Ohio Wesleyan University (OWU):
necoTECH is proudly headquartered in the Delaware Entrepreneurial Center at Ohio Wesleyan University (DEC-OWU)
US Army Corps of Engineers
Product Partnerships
DANNAR:
Heavy Duty EV vehicle chassis.
Robotic Maintenance Vehicle (RMV):
Robotic products such as RMV Crack Sealing Robot.
RAP Management:
Sustainable asphalt production.
The Pavement Group:
Paving partner and advanced technology for paving maintenance.
We also work with various recycling entities for specialized waste streams, and several asphalt/concrete companies for scaling our products nationally.
necoTECH

Forward-looking projections cannot be guaranteed.

Know-how is necoTECH's secret sauce.

Even if we dropped everything we're doing now and started over, we could rebuild because our brand is not about one particular product, service, or market.


THE neco ADVANTAGE
Ideas don't build companies, people do!
So an idea is only a small % of a company…
We utilize our strategic relationships with DoD and commercial partners to leverage our proven system for dual-use market commercialization
Source sustainable technology solutions from Federal Labs for known military problems that also have large traditional markets
Secure funded testing and pilots with active DoD installations and participation from federal labs & universities
Rollout products to non-military markets based on key insights and validation from the DoD and other federal agencies

Our products are the meat and potatoes of the business. We've licensed 5 patents, including 3 new ones in 2021


Our IP portfolio
provides broad-based protection for our technology
R&D Later in the Pipeline
• NASA – Partnership with Marshall Test Laboratory for Carbon sequestering concrete. It is intended to significantly reduce CO2 emissions, protect the rebar from corrosion and increase the strength of concrete
• Army Corps of Engineers (ERDC) Cooperative Research and Development Agreement (CRADA) for Sustainable Asphalt Materials.
• United States Air Force Cooperative Research and Development Agreement (CRADA) for Rapid Runway Repair and cementless concrete.
#10800703
Sustainable Material Mix Concrete
Rapid-setting sustainable concrete.
#10954161
Hot-Patch-On-Demand
Proprietary system to make hot mix asphalt in minutes.
#10000413
Carbon-Sequestered Concrete
Carbon sequestering concrete technology.
#11014852
Cementless Concrete Material
Sustainable replacement for Portland Cement.
Application
#20210277613
Robotic Maintenance Vehicle (RMV)
Robotically cleans, scans, and fills cracks in asphalt pavement.
necoTECH


The market opportunity for our products in private and public sectors is massive.
Combined $3.2T+ market opportunity
Infrastructure
$3.1T+
Recycling
$56.1B+
Asphalt Additives
$4.05B+
Concrete
$28.1B+
Plastic Waste Recycling
$42.3B+
+ More
necoTECH

One of the innovative ways we fund our efforts is through government contracts. We sign agreements to create products in concert with branches of government and military, including the US Air Force, Army, and NASA space program.

The government awards money for the research, development, and testing for promising products and solutions


$ M PRODUCT REVENUE
300.
225.
$222M
Revenue growth is compounded by our new products
Funded with ~$650,000 for product development from the Department of Defense in 2020


150.
75.
0.
$2M
$12.5M
$39.5M
$105M
2021
2022
2023
2024
2025
RMV
HOTPOD
RPMA
necoCrete
necoWaste
necoPlastic
5 active revenue contracts, with more awaiting decision.
Existing contract from the United States Air Force for RMV Robotic Maintenance Vehicle.
30 - 40% margins in private sector contracts
We expect multiple DoD contracts for our various technologies. These contracts will serve as strong validation as we enter into commercial markets and deploy globally.
necoTECH

By working hand-and-glove with the government, we know we have a market for our successful products. Once perfected for use in the military, the goal of these contracts is to take the products to commercial products.

necoTECH was awarded 3 more AFWERX contracts in 2021. (That gives us six total AFWERX Air Force contracts in 18 months with more to come


We are focused on getting our products to market through government partnerships and then commercializing them in the private market.
15 %
85 %
For the next 12 – 24 months we expect that DoD will be our largest customer - at least 85% of revenue.
20 %
80 %
As our products commercialize over the next 2 – 10 years we expect the commercial market to become 80%+ of our business.
necoTECH

Our official live Wefunder campaign has a reserved goal of $1,070,000 and is planned to start by early February. We like Wefunder because an investor does not have to be accredited and can invest as little as $100.


We are raising $1M of crowd equity and $1-2M of traditional capital to support our growth, R&D, and new contracts
Scale our technology portfolio for larger DoD and enterprise contracts
Key hires in business development, product management, and operations

In addition to the right corporate structure, we've focused heavily on acquiring the best talent. We have an advisory board of successful leaders who help shape our vision, and a great team to bring that vision to fruition.

Our team includes a mix of seasoned professionals and young, budding entrepreneurs eager to build neoTECH into a world-class, world-changing organization


Our Team
Steve Flaherty, MBA
Founder, CEO
- Passionate about creating a more sustainable world by developing technologies for a circular economy
- Spent his career building companies and over a decade of it in the infrastructure industry as a sales professional working directly with local governments, contractors, and municipalities
necoTECH
Kenneth G Hasty
Director of Sales
- Decades of successful experience in sales, sales management, corporate executive management, and management consulting
- Skilled in scaling sales teams for rapid growth
- Experience ranging from startups to Fortune 500 companies, in all 50 states and several countries
Cheryl Hutchinson, MBA
Director of Operations
- "Controller of chaos" at necoTECH and helps keep all functions on time and within budget
- Spent over a decade boosting efficiencies and establishing best practices for companies ranging from tiny startups to Fortune 100 corporations
John Whittington, ME
Director of Engineering
- Led multiple design and process improvement projects during mechanical engineering career spanning several decades
- Track record of experience with large corporations and expertise in managing diverse projects & contracts
Zac Graber
Product Manager
- Experienced entrepreneur with a keen eye for product market fit and growth strategy
- Proven track record of optimizing product from launch to scale
- Ohio State University President's Prize recipient for work on waste and the environment


Our Advisors
Robert Lech
Principal, Lech Law LLC
With four decades of IP Law experience, Rob provides legal guidance to the company in identifying, protecting, monetizing, and enforcing intellectual property (IP).
Megan Ellis
Executive Director, Career Connection at Ohio Wesleyan University
Entrepreneurial minded marketing professional and necoTech's academic connector to the resources, people, and community at Ohio Wesleyan University.
Jeff (J.D.) Davids
Mentor, Nasdaq Entrepreneurial Center
Has extensive venture capital experience through raising $1.5 Billion as an executive for 8 companies and had 6 exits: 3 IPOs, 3 M&A.
Brian Hess
President/CEO, The Pavement Group
The Pavement Group™ is a necoPave strategic partner. Brian also serves as the President of Lead Revenue, a high-growth digital marketing firm.
Robert Holmes
Founder/Managing Partner, ENDO Marketing Group, LLC
Robert helped scale a company to acquisition by a Fortune 500 company, and then served as their VP of Marketing. He brings a focus on commercialization strategies and marketing process development.


THANK YOU
necoTECH
Join us in building the future of sustainable infrastructure.

